[DST SYSTEMS, INC. LETTERHEAD]





February 8, 2008




VIA EDGAR


Ms. Kathleen Collins
Accounting Branch Chief
Room 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  DST Systems, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 1, 2007 File No. 1-14036

Dear Ms. Collins:

     DST Systems, Inc. ("DST" or the "Company") is pleased to provide the following responses to your additional comment letter dated January 31, 2008 to Mr. Thomas A. McDonnell, Chief Executive Officer of DST, with respect to the above-referenced report.

     In connection with this response, DST acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     For your convenience, each response to your comments is preceded by the comment to which it relates. Page number references are to the pages of the Form 10-K for the year ended December 31, 2006.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESUTLS OF OPERATIONS

RESULTS OF OPERATIONS, PAGE 57

COMMENT 1. In response to comment 1 in your letter dated May 10, 2007, the Company indicates that the continuing revenues from the EquiServe and Innovis entities were not significant or material to the consolidated revenues of DST. While we note that the continuing revenues may not be significant to total operating revenues, it is not clear why these continuing revenues did not help offset the decrease in revenues from fiscal 2006 compared to fiscal 2005. In this regard, we note your disclosures on page 57 of the Company's 2006 Form 10-K, which state, "[c]onsolidated operating revenues were negatively impacted in 2006 by the sale of EquiServe and the Innovis Entities during 2005 and the merger of lock\line with Asurion on January 1, 2006, which collectively recorded operating revenues of $358.6 million in 2005, PARTIALLY OFFSET by increased mutual fund shareowner processing from higher accounts serviced, higher DST Health Solutions revenues from the inclusion of full year-to-date revenues in 2006 versus eight months in 2005, the inclusion of Amisys Synertech, Inc. which was acquired on October 2, 2006, increased data processing support revenues and higher Output processing volumes." Supplementally provide a breakdown for each of items that contributed to offsetting the decrease in revenues due to the sale of EquiServe and Innovis and the merger of Asurion. Further, explain how you determined that the continuing revenues from the EquiServe and Innovis Entities did not also contribute to this offset. Further, in future filings revise your MD&A disclosures throughout to provide quantification and/or clarification in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835.

RESPONSE: As requested, the following table provides a breakdown of the significant items that contributed to offsetting the decrease in revenues from 2005 to 2006 due to the sale of EquiServe and Innovis and the merger of Asurion.



                                                                    (millions)
Consolidated operating revenues for the
year ended December 31, 2005                                         $1,744.6
                                                                      =======


Less 2005 operating revenues for:
   EquiServe                                                            (99.9)
   lock/line                                                           (164.8)
   Innovis Entities                                                     (93.9)
                                                                        ------
                                                                       (358.6)
                                                                        ======
Plus incremental operating revenues from
the April 2005 acquisition of Health
Solutions and the October 2006 acquisition
of ASI:
    Health Solutions                                                     24.9
    ASI                                                                  22.9
                                                                         ----
                                                                         47.8
                                                                         ====

Changes in Financial Services Segment
operating revenues, excluding the above
items:
    Increased mutual fund servicing revenues                             31.5
    Increased data processing revenues                                   22.5
    Other miscellaneous                                                 (12.3)
                                                                       ------
                                                                         41.7
                                                                       ======

Increase in Output Solutions operating
revenues                                                                 48.7
                                                                         ====

Decrease in Investments and Other
operating revenues                                                       (3.7)
                                                                         ====

Change in Intercompany eliminations of
operating revenues                                                       35.7
                                                                         ====

Consolidated operating revenues for the
year ended December 31, 2006                                         $1,556.2
                                                                      =======

We have disclosed qualitatively each of the significant components above in our MD&A discussions on page 57 related to consolidated operating revenues. Further, the quantitative increases to the Financial Services Segment and the Output Solutions Segment are further discussed later in the MD&A on pages 63 and 64.

We supplementally advise the Staff that the continuing revenues from the EquiServe and Innovis Entities did contribute to offset the decline in consolidated revenue caused by disposals of EquiServe, lock/line and the Innovis Entities. EquiServe and the Innovis Entities were included in the Financial Services and Customer Management segments, respectively, prior to their disposals. Each of the entities utilized the Output Solutions Segment for output services that were incorporated into services billed to customers of EquiServe and the Innovis Entities. In addition, each of these entities leased space from the Investments and Other Segment. The related Output services and Investments and Other leasing activities have been reflected as operating revenues of the respective segments on both a pre- and post- disposal transaction basis. On a pre-transaction basis, these amounts were eliminated in reporting DST's consolidated revenues, while no elimination was necessary on a post-transaction basis. The impact of this change to consolidated revenues is included in the table above. The Financial Services Segment had revenue increases from retaining data processing support and AWD services from EquiServe. The nature of the continuing services is disclosed in our MD&A discussions labeled Sale of EquiServe on page 47.

We will strive to provide additional analysis and more clarity of these relationships and of these factors in future filings in accordance with Section
III. D of SEC Release 33-6835. Specifically, we will qualitatively indicate an impact resulting from the continuing revenues from EquiServe and Innovis in the discussion of consolidated revenues.

COMMENT 2. We note your response to our prior comment 2 where you indicate that the Company provided "qualitative" analysis of the decrease in expenses as a result of the absence of EquiServe and lock\line operations and the acquisition of ASI in 2006 and DST Health Solutions in 2005. We continue to believe that your qualitative analysis of the Company's operating expenses does not provide transparent disclosures with regards to your operations. For example, we note the following:

     o Your disclosures on page 64 attribute the decrease in the Financial Services segment costs and expenses, in part, to the absence of costs from EquiServe and lock\line. While your total operating expenses were impacted by the absence of such costs, it is not clear from your disclosures what impact these entities had on the individual expenses. For instance, we note that compensation and benefits, the Company's most significant expense, included expenses of $50.0 million and $64.9 million for fiscal 2005 attributable to EquiServe and lock\line, respectively. If we eliminate these costs from fiscal 2005's compensation and benefits expense, then this expense actually increased from fiscal 2005 to fiscal 2006 by approximately 8%. It is not clear what contributed to the increase to the most significant component of your total costs and expenses, particularly in a period of declining revenues.

     o Your response indicates that your qualitative analysis of the decrease in cost and expenses includes a discussion with regards to the impact of the ASI acquisition in 2006 and the DST Health Solutions acquisition in 2005. It is not clear where you included a discussion of ASI's impact on the Company's expenses.

     o Your disclosures on page 64 make reference to "certain operating cost improvements". What were these improvements and how did they impact the Company's total operating costs and expenses?

     o There were declines in other expenses (e.g. professional fees, insurance and underwriting claims and other miscellaneous) that do not appear to be addressed in your MD&A.

RESPONSE: Similar to the Staff's analysis of compensation and benefits expense, if 2005 operating revenues of EquiServe and lock/line are excluded, Financial Services Segment operating revenues increased $92.2 million or 10% from 2005 to 2006. The 8% increase in compensation and benefits from 2005 to 2006 (after eliminating the 2005 EquiServe and lock/line compensation and benefit effects) correlates directly with the 10% increase in adjusted Financial Services Segment operating revenues.

We disclose the acquisition of ASI in our MD&A discussions on page 45. Although not directly referenced in MD&A, it can reasonably be inferred by the reader that both revenues and costs and expenses will increase from the prior year as a result of the acquisition. Perhaps, our discussion of the changes in Costs and expenses in our MD&A discussions on page 64 would be more clear if it included a reference to increased operating costs from the acquisition of ASI. We will include this reference in future filings.

Our disclosures in our MD&A discussions on page 64 references "certain operating cost improvements" to reflect an overall improved efficiency in those operations. Such reference relates to our ability to increase operating revenues at a rate that exceeds our underlying cost increases. It was not intended to reference specific operating cost activities or programs. Other companies may refer to this as operating leverage. We will strive to be clearer in future filings by separating this term from the other relationships that led to this result, such as the increased revenues disclosed in this area to explain the increase in income from operations.

The decline in professional fees, insurance expenses and underwriting claims, and other miscellaneous costs from 2005 to 2006 is directly attributable to the disposals of both EquiServe and lock/line. Our disclosures in our MD&A discussions on page 64 indicate that there was a decrease in costs and expenses from 2005 to 2006 as a result of the absence of costs from EquiServe and lock/line.

COMMENT 3. We note your response to prior comment 3 where you provided a breakdown of the various expenses that contributed to the change in your overall cost and expenses for the Output Solutions segment as discussed on page 65 of your Form 10-K (i.e. personnel costs, material costs and equipment costs). Revise your disclosures in future filings to quantify each source that contributed to a material change in your MD&A discussion pursuant to Section
III. D of SEC Release 33-6835.

RESPONSE: The MD&A disclosures surrounding the costs and expenses of the Output Solutions Segment address at least 80% of costs and all significant variances. Specifically, personnel costs represent a substantial portion of total costs and expenses for the Output Solutions Segment. We disclose on page 65 that personnel costs increased 5.8% from 2005 to 2006. While material and equipment costs also increased in a manner consistent with the revenue increases in this segment, the quantification of personnel costs provided the disclosure for the primary element to the change in the overall line item. DST believes that its disclosures are in accordance with Regulation S-K Item 303 and the Commission's additional interpretative releases relating to MD&A, including SEC Release 33-6835 issued in May 1989. However, we will strive to provide additional analysis of these factors in future filings in accordance with Section III. D of SEC Release 33-6835.


NOTE 5.  INVESTMENTS, PAGE 101

COMMENT 4: We note your response to our prior comment 7. Please note that the Investment Management Staff is continuing to review and may have further comments.

     RESPONSE: We provided to the Investment Management Staff last summer the information requested and believe it resolves the technical issue they had raised in our conference call. We would at this point request that the Investment Management Staff either provide us with additional comments so that we can resolve this issue prior to filing our Form 10-K or confirm that they do not have a continuing issue with our status even if there are aspects of our response that they wish to consider further. We continue to believe that the proprietary software systems that are owned by DST at the parent company level have fair values significantly exceeding the net book value reflected on the Company's balance sheet. Although management does not make any final determination of the fair value for its operating subsidiaries, proprietary software systems, or other non-investment securities assets, management believes that the fair value of these assets exceed their respective book values by a significant amount. These factors cause management to be comfortable that the value of the Company's investment securities as a percentage of total assets (exclusive of cash and U.S.

government securities) on an unconsolidated basis is substantially less than the 40% threshold referenced in Section 3(a)(1)(C) of the Investment Company Act.

     We appreciate the opportunity to provide this response. If you have any questions or would like to discuss these responses, please call me at 816-435-6535.

                                         Very truly yours,

                                            /s/ Kenneth V. Hager

                                         Vice President, Chief Financial Officer
                                             and Treasurer


cc:  Mr. Randall D. Young, Esq.
     Mr. Gregg Wm. Givens
     Mr. John F. Marvin, Esq.